Exhibit 99.4

ZenaTech’s ZenaDrone Establishes Washington, D.C. Area Office Strengthening US Defense Revenue Opportunities and Federal Government Market Access

Vancouver, British Columbia, (November 25, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces its drone subsidiary, ZenaDrone, has opened a Washington, D.C. area office to accelerate federal government market access and US defense agency engagement, which is expected to build a strong federal footprint for defense business revenue growth. Located in Manassas, Va, located within the greater D.C. Metro area, the new office provides proximity to military program managers and executives, procurement decision makers, and congressional leaders, potentially enabling faster collaboration for earlier alignment on evolving defense priorities. Intended to house ZenaDrone’s core defense sector functions, including business development, capture, and military program support, the company is currently recruiting two business development professionals for the new location to collaborate on ongoing defense initiatives.

“Having a Washington-based presence and local business development means we can engage directly with defense program offices and shape requirements early to win federal contracts through established DoW (Department of War) procurement channels,” said Shaun Passley, Ph.D., ZenaTech CEO. “By positioning our team inside the federal ecosystem and combined with our US-based drone production operations in Arizona, we are building a strong foundation for defense revenue growth, advancing American-built drone systems at the speed and scale the US military and NATO now requires.”

ZenaTech’s recently announced manufacturing facility expansion in Mesa, Ariz., where it is tripling the size of ZenaDrone’s square footage to enable full US drone assembly, production, and testing. Together, with the Washington, D.C.-based focus on business development and the procurement cycle, management believes this represents unified strategy to increase operational capacity, enhance federal engagement, and meet accelerating demand for advanced non-weaponized UAV systems across the DoW, homeland security, and other federal agencies.

The company’s portfolio of drone offerings for the defense industry, currently at various development and cybersecurity certification readiness stages, includes:

•The ZenaDrone 1000, a medium-sized VTOL (Vertical Takeoff and Landing) rugged construction drone capable of lifting ~40 kg, with AI-enabled autonomy, and secure communications via its proprietary DroneNet system. Designed for inspection, surveillance, and reconnaissance (ISR) applications, critical cargo applications, and border patrol via a gas version currently under development being designed for longer flights. It has undergone paid trials with both the US Air Force and Navy Reserve for applications including critical cargo delivery such as medical supplies

•The IQ Square, a VTOL drone (starting size 40”X40”) engineered for line-of-sight land surveys, infrastructure inspections, road and bridge inspections, and defense reconnaissance tasks

•The IQ Nano, a compact indoor drone (starting size 20″×20″), built to operate in GPS-denied environments like warehouses or military infrastructures for inventory management via barcode scanning and security applications, it features obstacle avoidance and AI-driven drone swarms or fleets

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, maintenance, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.